SOPHiA GENETICS Reports Fourth Quarter and Year End 2022 Financial Results
Fourth Quarter Revenue Growth Accelerates; Operating Losses Notably Moderate

BOSTON and LAUSANNE, Switzerland, March 7, 2023 — SOPHiA GENETICS SA (Nasdaq: SOPH), a cloud-native software company in the healthcare space, today announced financial results for its fourth quarter and full fiscal year ended December 31, 2022.

Recent Highlights

•Revenue for the full-year 2022 was $47.6 million, representing year-over-year growth of 18% on a reported basis. 2022 constant currency revenue growth excluding COVID-19-related revenues was 39%
•Revenue was $13.4 million for the fourth quarter, representing a 22% increase on a reported basis over the corresponding period of 2021. Constant currency revenue growth excluding COVID-19-related revenues was 44%
•Gross margins reached a record 72% on a reported basis and 75% on adjusted basis for the fourth quarter of 2022
•Operating losses moderated in the fourth quarter to $15.1 million on a reported basis and $12.1 million on an adjusted basis, marking the third consecutive quarter of improvement
•2023 reported revenue growth guided to at or above 30%; 2023 constant currency revenue growth guidance excluding COVID-19 related revenues initiated at 30% to 35% vs. prior year comparable levels
•Expanded strategic partnership with AstraZeneca to apply multimodal technology and expertise to the AstraZeneca oncology portfolio
•Entered into an expanded agreement with Memorial Sloan Kettering Cancer Center (“MSK”), which allows SOPHiA GENETICS’ global network of healthcare providers access to MSK’s proprietary comprehensive liquid biopsy and tumor sequencing tests such as MSK-ACCESS® and MSK-IMPACT®, powered with SOPHiA DDMTM (“Data Driven Medicine”)
•Entered into agreement with Qiagen to pair QIAseq reagent technology with the universal SOPHiA DDM™ platform to enhance cancer and rare disease analysis for next-generation sequencing (“NGS”) applications

CEO Commentary

“SOPHiA GENETICS delivered an acceleration of constant currency ex COVID revenue growth in each subsequent quarter of 2022, finishing the year with 44% year-over-year growth in the fourth quarter. Full year 2022 constant currency revenue growth was 32%, within our long-term growth guidance of 30-35%, however excluding the impact of expected COVID revenue declines, growth was a robust 39% driven by continued execution of our land and expand strategy across our clinical base, particularly the strong adoption of HRD, at triple-digit growth, and increased traction in our BioPharma business. This performance reflects the relevance of our unique market offering.” said Jurgi Camblong, PhD., Chief Executive Officer and co-founder of SOPHiA GENETICS. “To be able to deliver in a time of global uncertainty speaks to the strength of our platform and our operating expense reductions are a demonstration of our fiscal discipline. Looking into 2023, on the heels of recent announcements with AstraZeneca, MSK, and Qiagen I could not be more excited about the opportunities that lie ahead and SOPHiA GENETICS’ ability to capitalize.”

Ecosystem Update

In February, SOPHiA GENETICS announced an important expansion of its AstraZeneca partnership. SOPHiA GENETICS and AstraZeneca’s initial focus was targeting expanding worldwide access to homologous recombination deficiency (“HRD”) testing. Now the companies will build on this by collaborating on how SOPHiA GENETICS’ multimodal approach might help AstraZeneca further their capabilities and elevate precision oncology, currently driven by genomic-based biomarkers, into a truly multimodal connected health ecosystem, specifically around discovery, by accelerating clinical trials.

Memorial Sloan Kettering Cancer Center, considered one of the most prominent cancer centers in the United States, entered into an agreement with SOPHiA GENETICS in January. The collaboration allows SOPHiA GENETICS’ global network of healthcare providers access to MSK’s proprietary comprehensive liquid biopsy and tumor sequencing tests such as MSK-ACCESS® and MSK-IMPACT®, powered with SOPHIA DDMTM. Additionally, the collaboration agreements will combine MSK’s rich precision oncology data with the SOPHiA CarePathTM module to enable the acceleration of actionable insights from data to improve patient outcomes.

In March, SOPHiA GENETICS announced a partnership with Qiagen N.V. to enhance the analysis of data generated from QIAseq reagent technology in cancers and rare diseases on the SOPHiA DDM™ platform. The partnership will allow customers to order combined QIAseq panels with the SOPHiA DDM™platform from Qiagen directly. The goal is to allow customers to use SOPHiA GENETICS’ Set-Up Program, an efficient and reliable process that establishes and demonstrates the analytical performance of any test prior to it being carried out. This will enable customers to better and more efficiently design new workflows using QIAseq technologies.

Fourth Quarter 2022 Financial Results

Total revenue for the fourth quarter of 2022 was $13.4 million compared to $10.9 million for the fourth quarter of 2021, representing year-over-year growth of 22% on a reported basis. Constant currency revenue growth was 36%, and constant currency revenue growth excluding COVID-19-related revenue was 44%.

Platform analysis volumes were 71,066 for the fourth quarter of 2022 compared to 65,595 for the fourth quarter of 2021. The 8% year-over-year growth was attributable to strength in our core platform analysis volume, offset by the continued decline of our COVID-19-related analysis volume. Excluding COVID-19-related volumes, platform analysis volumes were 67,679 for the fourth quarter of 2022 compared to 57,204 in the fourth quarter of 2021, representing growth of 18% year-over-year in the period.

Gross profit for the fourth quarter of 2022 was $9.6 million compared to gross profit of $6.8 million in the fourth quarter of 2021, representing year-over-year growth of 41%. Gross margin was 72% for the fourth quarter of 2022 compared with 62% for the fourth quarter of 2021. Adjusted gross profit was $10.0 million, an increase of 42% compared to adjusted gross profit of $7.1 million in the fourth quarter of 2021. Adjusted gross margin was 75% for the fourth quarter of 2022 compared to 65% for the fourth quarter of 2021.

Total operating expenses for the fourth quarter of 2022 were $24.7 million compared to $27.8 million for the fourth quarter of 2021. Total adjusted operating expenses were $22.1 million compared to $24.6 million in the fourth quarter of 2021.

R&D expenses for the fourth quarter of 2022 were $6.8 million compared to $6.4 million for the fourth quarter of 2021.

Sales and marketing expenses for the fourth quarter of 2022 were $4.2 million compared to $8.6 million for the fourth quarter of 2021. The reduction in expenses was attributable in part to reallocation of headcount and related expenses to R&D and general and administrative.

General and administrative expenses for the fourth quarter of 2022 were $13.9 million dollars compared to $13.0 million for the fourth quarter of 2021.

Operating loss for the fourth quarter of 2022 was $15.1 million, compared to $21.0 million in the fourth quarter of 2021. Adjusted operating loss for the fourth quarter of 2022 was $12.1 million, compared to $17.6 million for the fourth quarter of 2021.

Net loss for the fourth quarter of 2022 was $14.0 million or $0.22 per share compared to $21.4 million or $0.33 per share in the fourth quarter of 2021. Adjusted net loss for the fourth quarter of 2022 was $11.0 million or $0.17 per share, compared to $17.9 million or $0.28 per share for the fourth quarter of 2021.

Full Year Fiscal 2022 Financial Results

Total revenue for full year 2022 was $47.6 million compared to $40.5 million for full year 2021, representing growth of 18% on a reported basis. The growth in revenue was primarily driven by increased usage rates across our existing customers, favorable mix shift to higher priced applications, and strength in HRD and our BioPharma offerings. Constant currency revenue growth was 32%, and constant currency revenue growth excluding COVID-19-related revenue was 39%.

Annualized revenue churn rate was 4% of total full year revenue for 2022, as compared to the historic low of 3% seen in 2021 as a result of pent-up demand due to the pandemic. Average revenue per platform customer for the full year was approximately $93,700 compared to approximately $92,000 for the prior year period, despite negative impact from significant currency headwinds. Net dollar retention for the year decreased to 102% from 142% in 2021, also negatively impacted by significant currency headwinds. Constant currency net dollar retention excluding COVID-19-related revenue was 123% as compared to 132% in 2021. Total recurring platform customers grew to 390 as of December 31, 2022, up from 382 as of December 31, 2021, and 383 as of September 30, 2022.

Gross profit for the full year 2022 was $31.3 million, an increase of 24% compared to a gross profit of $25.2 million for full year 2021. Gross margin was 66% for full year 2022 as compared with 62% for full year 2021. Adjusted gross margin was 68% as compared with 64% for the full year 2021.

Total operating expenses for full year 2022 were $119.1 million compared to $96.7 million for full year 2021. Total adjusted operating expenses for the full year 2022 were $104.3 million compared to $87.3 million for 2021.

R&D expenses for full year 2022 were $35.4 million, compared to $26.6 million for full year 2021.

Sales and marketing expenses for full year 2022 were $28.3 million, compared to $28.7 million for full year 2021.

General and administrative expenses for full year 2022 were $55.8 million, compared to $41.5 million for full year 2021.

Operating loss for full year 2022 was $87.8 million, compared to $71.5 million for full year 2021. Adjusted operating loss for full year 2022 was $72.0 million, compared to $61.5 million for full year 2021.

Net loss for full year 2022 was $87.4 million or $1.36 per share, compared to $73.7 million or $1.33 per share for full year 2021. Adjusted net loss for the full year 2022 was $71.6 million or $1.12 per share, compared to $62.3 million or $1.13 per share for full year 2021.

Cash and cash equivalents were $178.6 million as of December 31, 2022.

Full Year 2023 Outlook

Based on current business conditions, business trends and other factors, for the full year ending December 31, 2023, the Company initiates guidance of:

•reported revenue growth expected to be at or above 30%;
•full year constant currency revenue growth excluding COVID-19-related revenue to be between 30% and 35%; and
•2023 operating losses to be below 2022 levels.

Constant currency revenue growth excluding COVID-19-related revenue is a non-IFRS measure. See “Presentation of Constant Currency Revenue and Excluding COVID-19-Related Revenue” below for a description of its calculation. The Company is unable to provide a reconciliation of forward-looking Constant currency revenue growth excluding COVID-19-related revenue to Revenue, the most comparable IFRS financial measure, due to the inherent difficulty in forecasting and quantifying the impact of foreign currency translation.

Webcast and Conference Call Information

SOPHiA GENETICS will host a conference call and live webcast to discuss the fourth quarter and full year 2022 financial results as well as business outlook on Tuesday, March 7, 2023, at 8:00 a.m. Eastern Time / 2:00 p.m. Central European Time. The call will be webcast live on the SOPHiA GENETICS Investor Relations website. The conference call can also be accessed live over the phone by dialing 1-866-652-5200 (United States) or 1-412-317-6060 (outside of the United States). Additionally, an audio replay of the conference call and webcast will be available on the SOPHiA GENETICS website after completion.

About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is a software company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDMTM Platform, a cloud-native platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The SOPHiA DDMTM Platform and related solutions, products and services are currently used by a broad network of hospital, laboratory, and biopharma institutions globally. For more information, SOPHiAGENETICS.COM, or connect on Twitter, LinkedIn, Facebook, and Instagram. Where others see data, we see answers.

Non-IFRS Financial Measures
To provide investors with additional information regarding our financial results, we have disclosed here and elsewhere in this earnings release the following non-IFRS measures:

•Adjusted cost of revenue, which we calculate as cost of revenue adjusted to exclude amortization of capitalized research and development expenses and expenses associated with the write-off of inventory that were damaged as a result of a refrigeration equipment malfunction;
•Adjusted gross profit, which we calculate as revenue minus adjusted cost of revenue;

•Adjusted gross profit margin, which we calculated as adjusted gross profit as a percentage of revenue;

•Adjusted operating expenses, which we calculate as operating expenses adjusted to exclude amortization of intangible assets, share-based compensation expense, non-cash portion of pensions expense paid in excess of actual contributions to match the actuarial expense, and non-recurring expenses related to the IPO that were not capitalized;

•Adjusted operating loss, which we calculate as operating loss adjusted to exclude those adjustments made to calculate adjusted cost of revenue, amortization of intangible assets, share-based compensation expense, non-cash portion of pensions expense paid in excess of actual contributions to match the actuarial expense, and non-recurring expenses related to the IPO that were not capitalized;
•Adjusted finance income (expense), net, which we calculate as finance income (expense), net adjusted to exclude changes in the fair valuation of the derivative tied to the success fee we paid to TriplePoint Capital LLC upon completion of our initial public offering;

•Adjusted loss for the period, which we calculate as loss for the period adjusted to exclude those adjustments made to calculate adjusted cost of revenue, adjusted operating loss and adjusted finance income (expense); and

•Adjusted loss per share, which we calculate as adjusted net loss divided by the weighted-average number of shares.

These non-IFRS measures are key measures used by our management and board of directors to evaluate our operating performance and generate future operating plans. The exclusion of certain expenses facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and certain variable charges. Accordingly, we believe that these non-IFRS measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

These non-IFRS measures have limitations as financial measures, and you should not consider them in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•These non-IFRS measures exclude the impact of amortization of capitalized research and development expenses and intangible assets. Although amortization is a non-cash charge, the assets being amortized may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•These non-IFRS measures exclude the impact of expenses associated with the write-off of inventory damaged by a refrigeration equipment malfunction. Such write-offs may occur from time to time;

•These non-IFRS measures exclude the impact of share-based compensation expenses. Share-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy;

•These non-IFRS measures exclude the impact of the non-cash portion of pensions paid in excess of actual contributions to match actuarial expenses. Pension expenses have been, and will continue to be for the foreseeable future, a recurring expense in our business;

•These non-IFRS measures exclude the impact of non-recurring expenses related to our IPO, which are cash expenditures, and we expect to incur financing expenses from time to time;

•These non-IFRS measures exclude the impact of changes in fair value of the derivative associated with the fee paid to TriplePoint Capital LLC in connection with the completion of our IPO; and

•Other companies, including companies in our industry, may calculate these non-IFRS measures differently, which reduces their usefulness as comparative measures.

Because of these limitations, you should consider these non-IFRS measures alongside other financial performance measures, including various cash flow metrics, net income and our other IFRS results.
The tables below provide the reconciliation of the most comparable IFRS measures to the non-IFRS measures for the periods presented.

Presentation of Constant Currency Revenue and Excluding COVID-19-Related Revenue

We operate internationally, and our revenues are generated primarily in the U.S. dollar, the euro and Swiss franc and, to a lesser extent, British pound, Australian dollar, Brazilian real, Turkish lira and Canadian dollar depending on our customers’ geographic locations. Changes in revenue include the impact of changes in foreign currency exchange rates. We present the non-IFRS financial measure “constant currency revenue” (or similar terms such as constant currency revenue growth) to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under IFRS, revenues received in local (non-U.S. dollar) currencies are translated into U.S. dollars at the average monthly exchange rate for the month in which the transaction occurred. When we use the term “constant currency”, it means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. We then calculate the difference between the IFRS revenue and the constant currency revenue to yield the “constant currency impact” for the current period.

Our management and board of directors use constant currency revenue growth to evaluate our growth and generate future operating plans. The exclusion of the impact of exchange rate fluctuations provides comparability across reporting periods and reflects the effects of our customer acquisition efforts and land-and-expand strategy. Accordingly, we believe that this non-IFRS measure provides useful information to investors and others in understanding and evaluating our revenue growth in the same manner as our management and board of directors. However, this non-IFRS measure has limitations, particularly as the exchange rate effects that are eliminated could constitute a significant element of our revenue and could significantly impact our performance and prospects. Because of these limitations, you should consider this non-IFRS measure alongside other financial performance measures, including revenue and revenue growth presented in accordance with IFRS and our other IFRS results.

In addition to constant currency revenue, we present constant currency revenue excluding COVID-19-related revenue to further remove the effects of revenues that we derived from sales of COVID-19-related offerings, including a NGS assay for COVID-19 that leverages our SOPHiA DDMTM Platform and related products and solutions analytical capabilities and COVID-19 bundled access products. We do not believe that these revenues reflect our core business of commercializing our platform because our COVID-19 solution was offered to address specific market demand by our customers for analytical capabilities to assist with their testing operations. We do not anticipate additional development of our COVID-19-related solution as the pandemic transitions into a more endemic phase and as customer demand continues to decline. Further, COVID-19-related revenues did not constitute, and we do not expect COVID-19-related revenues to constitute in the future, a significant part of our revenue. Accordingly, we believe that this non-IFRS measure provides useful information to investors and others in understanding and evaluating our revenue growth. However, this non-IFRS measure has limitations, including that COVID-19-related revenues contributed to our cash position, and other companies may define COVID-19-related revenues differently. Because of these limitations, you should consider this non-IFRS measure alongside other financial performance measures, including revenue and revenue growth presented in accordance with IFRS and our other IFRS results.

The table below provides the reconciliation of the most comparable IFRS growth measures to the non-IFRS growth measures for the current period.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including 2023 guidance and statements regarding our future results of operations and financial position, business strategy, products and technology, partnerships, and collaborations, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Investor Contact:

Katherine Bailon
VP, Investor Relations
IR@sophiagenetics.com

Media Contact:

Kelly Katapodis
Sr Manager, Media & Communications
media@sophiagenetics.com

SOPHiA GENETICS SA
Consolidated Statement of Loss
(Amounts in USD thousands, except per share data)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
Revenue	$13,384	$10,937	$47,560	$40,450
Cost of revenue	(3,753)	(4,107)	(16,306)	(15,229)
Gross profit	9,631	6,830	31,254	25,221
Research and development costs	(6,790)	(6,358)	(35,371)	(26,578)
Selling and marketing costs	(4,247)	(8,574)	(28,267)	(28,735)
General and administrative costs	(13,929)	(12,959)	(55,816)	(41,505)
Other operating (expense) income, net	252	52	377	108
Operating loss	(15,083)	(21,009)	(87,823)	(71,489)
Finance income (expense), net	855	(890)	238	(2,018)
Loss before income taxes	(14,228)	(21,899)	(87,585)	(73,507)
Income tax benefit (expense)	257	525	136	(168)
Loss for the year	(13,971)	(21,374)	(87,449)	(73,675)
Attributable to the owners of the parent	(13,971)	(21,374)	(87,449)	(73,675)

Basic and diluted loss per share	$(0.22)	$(0.33)	$(1.36)	$(1.33)

SOPHiA GENETICS SA
Consolidated Statement of Comprehensive Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
Loss for the year	$(13,971)	$(21,374)	$(87,449)	$(73,675)
Other comprehensive (loss) income:
Items that may be reclassified to statement of loss (net of tax)
Currency translation differences	5,913	2,978	(4,336)	(4,736)
Total items that may be reclassified to statement of loss	5,913	2,978	(4,336)	(4,736)
Items that will not be reclassified to statement of loss (net of tax)
Remeasurement of defined benefit plans	(299)	461	2,154	461
Total items that will not be reclassified to statement of loss	(299)	461	2,154	461
Other comprehensive (loss) income for the period	$5,614	$3,439	$(2,182)	$(4,275)
Total comprehensive loss for the period	$(8,357)	$(17,935)	$(89,631)	$(77,950)
Attributable to owners of the parent	$(8,357)	$(17,935)	$(89,631)	$(77,950)

SOPHiA GENETICS SA
Consolidated Balance Sheet
(Amounts in USD thousands)
(Audited)

	December 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$161,305	$192,962
Term deposits	17,307	72,357
Accounts receivable	6,649	6,278
Inventory	5,156	5,729
Prepaids and other current assets	5,838	5,529
Total current assets	196,255	282,855
Non-current assets
Property and equipment	7,129	4,663
Intangible assets	19,963	15,673
Right-of-use assets	14,268	11,292
Deferred tax assets	1,940	1,990
Other non-current assets	4,283	3,700
Total non-current assets	47,583	37,318
Total assets	$243,838	$320,173
Liabilities and equity
Current liabilities
Accounts payable	$6,181	$6,737
Accrued expenses	14,505	15,972
Deferred contract revenue	3,434	4,069
Lease liabilities, current portion	2,690	1,813
Other current liabilities	—	12
Total current liabilities	26,810	28,603
Non-current liabilities
Lease liabilities, net of current portion	14,053	11,246
Defined benefit pension liabilities	2,675	4,453
Other non-current liabilities	170	471
Total non-current liabilities	16,898	16,170
Total liabilities	43,708	44,773
Equity
Share capital	3,464	3,328
Share premium	471,623	470,887
Treasury shares	(117)	—
Other reserves	23,963	12,539
Accumulated deficit	(298,803)	(211,354)
Total equity	200,130	275,400
Total liabilities and equity	$243,838	$320,173

SOPHiA GENETICS SA
Consolidated Statement of Cash Flows
(Amounts in USD thousands)
(Audited)

	Year ended December 31,
	2022	2021
Operating activities
Loss before income tax	$(87,585)	$(73,507)
Adjustments for non-monetary items
Depreciation	3,791	2,517
Amortization	1,780	1,092
Interest expense	639	658
Interest income	(1,324)	(20)
Gain on TriplePoint success fee	—	(430)
Expected credit loss allowance	(467)	(988)
Share-based compensation	13,613	8,514
Intangible assets write-off	73	30
Movements in provisions, pensions, and government grants	953	(23)
Research tax credit	(1,292)	(1,597)
Loss on disposal of property and equipment	—	22
Working capital changes
(Increase) decrease in accounts receivable	1,332	1,806
(Increase) decrease in prepaids and other assets	(977)	(2,330)
(Increase) decrease in inventory	(200)	(2,336)
Increase (decrease) in accounts payables, accrued expenses, deferred contract revenue, and other liabilities	(1,428)	8,980
Cash used in operating activities
Income tax received (paid)	—	(55)
Interest paid	(266)	(286)
Interest received	1,265	14
Net cash flows used in operating activities	(70,093)	(57,939)
Investing activities
Purchase of property and equipment	(4,097)	(2,683)
Acquisition of intangible assets	(464)	(130)
Capitalized development costs	(5,820)	(3,858)
Proceeds upon maturity of term deposits and short-term investments	78,533	21,878
Purchase of term deposits and short-term investments	(26,179)	(72,141)
Net cash flow provided from (used in) investing activities	41,973	(56,934)
Financing activities
Proceeds from exercise of share options	748	4,527
Proceeds from initial public offering, net of transaction costs	—	211,663
Proceeds from greenshoe, net of transaction costs	—	8,488
Proceeds from private placement, net of transaction costs	—	19,648
Payment of TriplePoint success fee	—	(2,468)
Proceeds from borrowings	—	—
Repayments of borrowings	—	(3,167)
Payments of principal portion of lease liabilities	(2,316)	(918)
Net cash flow (used in) provided from financing activities	(1,568)	237,773
Increase (decrease) in cash and cash equivalents	(29,688)	122,900
Effect of exchange differences on cash balances	(1,969)	(4,563)
Cash and cash equivalents at beginning of the year	192,962	74,625
Cash and cash equivalents at end of the year	$161,305	$192,962

SOPHiA GENETICS SA
Reconciliation of IFRS Revenue Growth to Constant Currency Revenue Growth
and Constant Currency Revenue Growth Excluding COVID-19-Related Revenue
(Amounts in USD thousands, expect for %)
(Unaudited)

	Three months ended December 31,			Year ended December 31,
	2022	2021	Growth	2022	2021	Growth
IFRS revenue	$13,384	$10,937	22%	$47,560	$40,450	18%
Current period constant currency impact	1,497	—		5,931	—
Constant currency revenue	$14,881	$10,937	36%	$53,491	$40,450	32%
COVID-19-related revenue	(167)	(704)		(1,080)	(2,642)
Constant currency impact on COVID-19-related revenue	15	—		123	—
Constant currency revenue excluding COVID-19-related revenue	$14,729	$10,233	44%	$52,534	$37,808	39%

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Cost of Revenue
(Amounts in USD thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
Cost of revenue	$(3,753)	$(4,107)	$(16,306)	$(15,229)
Amortization of capitalized research & development expenses(1)	378	154	1,133	483
Damaged inventory write-off(2)	—	88	—	88
Adjusted cost of revenue	$(3,375)	$(3,865)	$(15,173)	$(14,658)

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Gross Profit and Gross Profit Margin
(Amounts in USD thousands, except percentages)
(Unaudited)

	Three months ended December 31,			Year ended December 31,
	2022	2021		2022	2021
Revenue	$13,384	$10,937		$47,560	$40,450
Cost of revenue	(3,753)	(4,107)		(16,306)	(15,229)
Gross profit	$9,631	$6,830		$31,254	$25,221
Amortization of capitalized research & development expenses(1)	378	154		1,133	483
Damaged inventory write-off(2)	—	88		—	88
Adjusted gross profit	$10,009	$7,072	$—	$32,387	$25,792

Gross profit margin	72%	62%		66%	62%
Amortization of capitalized research & development expenses(1)	3%	2%		2%	2%
Damaged inventory write-off(2)	—%	1%		—%	—%
Adjusted gross profit margin	75%	65%		68%	64%
SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Operating Expense
(Amounts in USD thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
Operating expenses	$(24,714)	$(27,839)	$(119,077)	$(96,710)
Amortization of intangible assets(3)	110	153	647	609
Share-based compensation expense(4)	2,596	3,640	13,613	8,514
Non-cash pension expense(5)	(77)	(595)	468	(73)
Non-recurring IPO-related expenses(6)	—	—	—	323
Adjusted operating expenses	$(22,085)	$(24,641)	$(104,349)	$(87,337)

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Operating Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
Operating loss	$(15,083)	$(21,009)	$(87,823)	$(71,489)
Amortization of capitalized research & development expenses(1)	378	154	1,133	483
Damaged inventory write-off(2)	—	88	—	88
Amortization of intangible assets(3)	110	153	647	609
Share-based compensation expense(4)	2,596	3,640	13,613	8,514
Non-cash pension expense(5)	(77)	(595)	468	(73)
Non-recurring IPO-related expenses(6)	—	—	—	323
Adjusted operating loss	$(12,076)	$(17,569)	$(71,962)	$(61,545)

SOPHiA GENETICS SA
Reconciliation of IFRS to Finance Expense, Net
(Amounts in USD thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
Finance expense	$855	$(890)	$238	$(2,018)
Change in fair value on derivative(7)	—	—	—	1,444
Adjusted finance expense	$855	$(890)	$238	$(574)

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Loss for the Period and Loss per Share
(Amounts in USD thousands, except per share and share data)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
Loss for the period	$(13,971)	$(21,374)	$(87,449)	$(73,675)
Amortization of capitalized research & development expenses(1)	378	154	1,133	483
Damaged inventory write-off(2)	—	88	—	88
Amortization of intangible assets(3)	110	153	647	609
Share-based compensation expense(4)	2,596	3,640	13,613	8,514
Non-cash pension expense(5)	(77)	(595)	468	(73)
Non-recurring IPO-related expenses(6)	—	—	—	323
Change in fair value on derivative(7)	—	—	—	1,444
Adjusted loss for the period	$(10,964)	$(17,934)	$(71,588)	$(62,287)

Basic and diluted loss per share	$(0.22)	$(0.33)	$(1.36)	$(1.33)
Adjusted basic and diluted loss per share	$(0.17)	$(0.28)	$(1.12)	$(1.13)
Number of shares used in computing basic and diluted loss per share	64,218,959	63,857,604	64,099,213	55,299,863

Notes to the Reconciliation of IFRS to Adjusted Financial Measures Tables

(1)Amortization of capitalized research and development expenses consists of software development costs amortized using the straight-line method over an estimated life of five years. These expenses do not have a cash impact but remain a recurring expense generated over the course of our research and development initiatives.

(2)Damaged inventory write-off consists of expenses associated with the write-off of inventory that were damaged as a result of a refrigeration equipment malfunction. We expect such expenses could still be incurred from time to time.

(3)Amortization of intangible assets consists of costs related to intangible assets amortized over the course of their useful lives. These expenses do not have a cash impact, but we could continue to generate such expenses through future capital investments.

(4)Share-based compensation expense represents the cost of equity awards issued to our directors, officers, and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These expenses do not have a cash impact but remain a recurring expense for our business and represent an important part of our overall compensation strategy.

(5)Non-cash pension expense consists of the amount recognized in excess of actual contributions made to our defined pension plans to match actuarial expenses calculated for IFRS purposes. The difference represents a non-cash expense but remains a recurring expense for our business as we continue to make contributions to our plans for the foreseeable future.

(6)Non-recurring IPO-related expenses represent expenses incurred for our initial public offering that were not capitalized and are not expected to be recurring during the ordinary course of our business.

(7)Change in fair value of derivative consists of changes in the fair valuation of the derivative related to the success fee owed to TriplePoint Capital LLC upon the completion of our initial public offering. We paid the fee in cash in September and ceased to continue to incur associated expenses.